SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Overseas Shipholding Group, Inc.

(Name of Issuer)

Class A Common Stock (par value $0.01 per share)

(Title of Class of Securities)

69036R103

(CUSIP Number)

Michael Falk

BHR Capital LLC

733 Third Avenue, 15th Floor

New York, NY 10017

(212) 378-0830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R103

1.	Names of Reporting Persons. BHR Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,449,264
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,449,264
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,449,264
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 69036R103

1.	Names of Reporting Persons. BHR-OSG On-Shore Funding LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,050,307
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,050,307
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions) OO

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) Rows 11-13 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference.

The Reporting Persons’ beneficial ownership include 3,078,181 shares of Class A Common Stock issuable upon exercise of 16,200,956 Class A Warrants. The percentage of Class A Common Stock beneficially owned is based on approximately 65,612,275 shares of Class A Common Stock outstanding. The Reporting Persons derived this outstanding share amount based on 393,673,653 shares of Class A Common Stock outstanding as of May 5, 2016, as reported in the Issuer’s Form 10-Q filed on May 10, 2016, and giving effect to a 1:6 reverse stock split that occurred on June 13, 2016, as reported in the Issuer’s Form 8-K filed on June 7, 2016.

(b) Rows 7-10 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference.

(c) Schedule A sets forth the Reporting Persons’ transactions in the Class A Common Stock and Class A Warrants in the sixty days prior to December 15, 2015, March 29, 2016, May 2, 2016 and June 13, 2016. On June 13, 2016, the Issuer effected a 1:6 reverse stock split. As a result of the reverse stock split, (i) BHR Master and BHR-OSG directly hold 398,957 and 972,126 shares of Class A Common Stock, respectively and (ii) the 16,200,956 Class A Warrants held by BHR-OSG became exercisable for 3,078,181 shares of Class A Common Stock.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2016

BHR CAPITAL LLC

By:	/s/ Michael Falk
Name:	Michael Falk
Title:	Chief Financial Officer

BHR-OSG ON-SHORE FUNDING LLC

By:	BHR Capital LLC

By:	/s/ Michael Falk
Name:	Michael Falk
Title:	Chief Financial Officer of BHR Capital LLC,
its Managing Member

Schedule A

Date	Transaction	Reporting Person	Shares		Price per share
December 15, 2015	Receipt of stock dividend from the Issuer	BHR Capital	1,267,083		N/A
December 15, 2015	Receipt of stock dividend from the Issuer	BHR-OSG	530,250		N/A
February 25, 2016	Open market sale	BHR Capital	7,248		$2.14
February 26, 2016	Open market sale	BHR Capital	32,152		$2.12
February 29, 2016	Open market sale	BHR Capital	17,500		$2.08
March 1, 2016	Open market sale	BHR Capital	193,330		$2.07
March 2, 2016	Open market sale	BHR Capital	237,835		$2.08
March 3, 2016	Open market sale	BHR Capital	61,568		$2.08
March 23, 2016	Open market sale	BHR Capital	1,328,718	[1]	$2.15
March 29, 2016	Open market sale	BHR Capital	116,522		$1.93
March 29, 2016	Open market sale	BHR Capital	7,611,267	[2]	$2.00
March 30, 2016	Open market sale	BHR Capital	188,955		$1.95
March 31, 2016	Open market sale	BHR Capital	2,878,122		$1.87
April 20, 2016	Open market sale	BHR Capital	87,400		$2.12
April 21, 2016	Open market sale	BHR Capital	61,633		$2.11
April 22, 2016	Open market sale	BHR Capital	123,338		$2.10
April 25, 2016	Open market sale	BHR Capital	60,816		$2.06
April 26, 2016	Open market sale	BHR Capital	54,181		$2.07
April 27, 2016	Open market sale	BHR Capital	36,665		$2.05
May 2, 2016	Open market sale	BHR Capital	425,240		$2.00
May 3, 2016	Open market sale	BHR Capital	120,015		$1.99
May 4, 2016	Open market sale	BHR Capital	971,263		$1.97

[1]	Represents the sale of 1,163,501 Class A Warrants that were exercisable for 1,328,718 shares of Class A Common Stock.
[2]	Represents the sale of 6,664,858 Class A Warrants that were exercisable for 7,611,267 shares of Class A Common Stock.